FB Financial Corporation

211 Commerce Street, Suite 300

Nashville, Tennessee 37201

September 13, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Dorton

Re:	FB Financial Corporation
Registration Statement on Form S-1, as amended
File No. 333-213210

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, FB Financial Corporation, a Tennessee corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on Thursday, September 15, 2016, at 3:00 P.M., Washington D.C. time, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Alston & Bird LLP, by calling Kyle G. Healy at (404) 881-4421.

The Registrant hereby acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, FB Financial Corporation

By:	/s/ James R. Gordon
	Name:	James R. Gordon
	Title:	Chief Financial Officer and Corporate Secretary

[Signature Page to Acceleration Request]